February 3, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cre8 Enterprise Limited

Amendment No. 6 to Registration Statement on Form F-1

Filed January 21, 2025

File No. 333-281629

Dear Ms. O’Shanick, Ms. Purnell, Mr. James, Mr. Eastman:

As counsel for Cre8 Enterprise Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated January 22, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on January 21, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 6 to Registration Statement on Form F-1

General

1.	Refer to page 118 of your Amendment No. 4 to Registration Statement on Form F-1, filed on November 18, 2024. Please update the “Compensation of Directors and Executive Officers” section to reflect the information for the fiscal year ended December 31, 2024. Refer to Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on Page 118 of the Form F-1 to update the “Compensation of Directors and Executive Officers” section to reflect the relevant information for the fiscal year ended December 31, 2024.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036